UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

         For SEPTEMBER 26, 2003                 Commission File Number: 1-15226


                               ENCANA CORPORATION
             (Exact name of registrant as specified in its charter)


                            1800, 855 - 2ND STREET SW
                        CALGARY, ALBERTA, CANADA T2P 2S5
                                 (403) 645-2000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

THIS REPORT ON FORM 6-K IS SPECIFICALLY INCORPORATED BY REFERENCE IN THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-9 (REG. NO. 333-98087).

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         EXHIBIT NO.       DESCRIPTION
         -----------       -----------

         99.1 Compilation Report of PricewaterhouseCoopers LLP dated February 7, 2003, relating to the compilation of certain pro forma financial statements.

         99.2 Pro forma consolidated financial statements of earnings of EnCana Corporation for the year ended December 31, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ENCANA CORPORATION

                                   By:  /s/ Linda H. Mackid
                                        ---------------------------------------
                                        Name:   Linda H. Mackid
                                        Title:  Assistant Corporate Secretary


Date:  September 26, 2003

                                  EXHIBIT INDEX


         EXHIBIT NO.       DESCRIPTION
         -----------       -----------

         99.1 Compilation Report of PricewaterhouseCoopers LLP dated February 7, 2003, relating to the compilation of certain pro forma financial statements.

         99.2 Pro forma consolidated financial statements of earnings of EnCana Corporation for the year ended December 31, 2002.